M2i GLOBAL, INC.

January 24, 2025

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549	VIA: EDGAR

Re:	M2i Global, Inc.
Offering Statement on Form 1-A/A
Filed October 4, 2024, as amended
File No. 024-12517
Qualification Request
ATTN: Rucha Pandit and Taylor Beech

To Whom It May Concern:

Further to our receipt of confirmation from your office that there were no comments to M2i Global, Inc.’s (the “Company”) Offering Statement on Form 1-A as well as any amendments as filed, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement and Amendment(s). Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A, as amended, effective 4:00 p.m. on Tuesday, January 28, 2025 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Doug Cole

Executive Chairman and CFO